HUSSMAN FUNDS	Hussman Investment Trust Shareholder Services P.O. Box 46707 Cincinnati, OH 45246-0707

Filed via EDGAR

June 17, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hussman Investment Trust

File Nos. 811-09911; 333-35342

Response to Comments on Post-Effective Amendment No. 31 on Form N-1A

Ladies and Gentlemen:

Ms. Kim Browning of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 31 to the registration statement of Hussman Investment Trust (the “Trust”) on Form N-1A. The Post-Effective Amendment was filed for the purpose of registering shares of Hussman Strategic Endowment Fund (the “Fund”), a new series of the Trust. The following are the comments provided and the Trust’s response to each:

COVER PAGE

1. As the Fund is not an endowment fund, explain why the word “Endowment” in the Fund’s name is not misleading or deceptive. Also explain what the word “Strategic is intended to convey.

RESPONSE: The word “endowment” was originally chosen to convey the idea of investing to provide for a very long-term stream of future inflation-adjusted expenditures. The Fund’s name has been changed to “Hussman Strategic Allocation Fund.”

2. The phrase “enhance the long-term spending potential of investors” in the Fund’s investment objective is vague and should be restated in plain English.

RESPONSE: The phrase in question has been deleted.

RISK/RETURN SUMMARY: What are the Fund’s Fees and Expenses?

3. In the table of Annual Fund Operating Expenses, conform the captions to those in the instructions to Form N-1A.

RESPONSE: The captions will conform to those in the instructions to Form N-1A.

4. In footnote (2) to the table of Annual Fund Operating Expenses, clarify what is meant by “pooled investment vehicles.” If investing in any such vehicles is a principal investment strategy, describe these vehicles and associated risks in the Risk/Return Summary.

RESPONSE: The term “pooled investment vehicles” have been replaced with “shares of money market mutual funds or exchange-traded funds. Except for these investments, the Fund does not invest in other investment funds.”

5. Explain supplementally the purpose of paragraph 3 of the draft Expense Limitation Agreement: “Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing your expenses outside the contours of this Agreement during any time period before or after November 1, 2022, nor shall anything herein be construed as requiring that we limit, waive or reimburse any of your expenses incurred after November 1, 2022, or, except as expressly set forth herein, prior to such date.”

RESPONSE: Although the investment manager is obligated to reduce its fees or reimburse expenses in order to limit the Fund’s total operating expenses in accordance with the Expense Limitation Agreement, at any time the investment manager may, in its discretion, voluntarily waive its fees or reimburse expenses over and above its contractual obligation to do so.

6. In footnote (3) to the table of Annual Fund Operating Expenses, disclose that the investment manager may not terminate the expense limitation agreement without the approval of the Board of Trustees.

RESPONSE: This disclosure has been added.

7. In accordance with AICPA Audit Risk Alert AREA-IN-73, disclose in footnote (3) to the table of Annual Fund Operating Expenses that prior years’ expenses can be recovered by the investment manager only if the current expense ratio is less than the prior year expense cap that was in place when such prior years’ expenses were reduced.

RESPONSE: This disclosure has been added.

RISK/RETURN SUMMARY: What Are the Fund’s Principal Investment Strategies?

8. In general, much of the disclosures in the discussion of investment strategies and risk are not, in the staff’s opinion, understandable to the typical investor who may not be sophisticated in financial matters. The Prospectus should be reworked to use concise, straightforward and easy to understand language.

RESPONSE: Edits have been made to the Risk/Return Summary that we believe make the disclosures more understandable to the typical investor. In particular, the revised discussion clarifies the key considerations in choosing the Fund’s asset allocation.

9. Avoid repetitive disclosures. For example, language in the first paragraph of this section is repeated several times.

RESPONSE: The investment manager has eliminated certain repetitive disclosures, but believes it is helpful to for the understanding of investors to reiterate the basic investment approach in both What are the Fund’s Principal Investment Strategies and Investment Objective, Strategies and Risks.

10. Explain in plain English the components of the Fund’s investment approach (i.e., “a core-value conscious asset allocation” and a “risk-management component”).

RESPONSE: A “core-value conscious asset allocation” has been replaced with a “value-focused asset allocation component.” The prior references to “endowment” have been replaced. The revised text describes how the portfolio is viewed as a set of individual allocations, each dedicated to a particular year of a long-term investment horizon, and explains that each year’s allocation is assigned to the asset class estimated by the investment manager to have the highest average annual expected return between today and each future year. With these changes, we believe the description is more understandable to the typical investor.

11. The third paragraph of this section states that the investment portfolio is viewed as an “endowment.” Explain in plain English the nexus between the Fund and an endowment.

RESPONSE: As noted previously, the word “endowment” was originally chosen to convey the idea of investing to provide for a very long-term stream of future inflation-adjusted expenditures. The reference to “endowment” has been deleted.

12. In the same paragraph, restate in plain English the phrase “identifying the preferred asset estimated to have the highest average annual risk-adjusted expected return to each point in the investment horizon.”

RESPONSE: The phrase in question has been revised to “assigning each year’s allocation to the asset class estimated to have the highest average annual expected return, adjusted for risk, between today and each future year in the investment horizon.”

13. In the same paragraph, disclose the “other fixed-income securities with maturities of less than one year” in which the Fund may invest.

RESPONSE: The Risk/Return Summary reflects that cash equivalents will consist primarily of U.S. Treasury bills, U.S. Treasury bonds having maturities of one year or less, and shares of money market mutual funds.

14. In the eighth paragraph of this section, identify all types of fixed-income securities that are part of the Fund’s principal investment strategies. Are investments in corporate debt instruments a principal investment strategy? Will all such instruments be issued by U.S. corporations?

RESPONSE: As a principal investment strategy, the portion of the Fund’s assets allocated to fixed-income investments will be invested primarily in U.S. Treasury securities and corporate debt of U.S. issuers.

15: In the same paragraph, the first reference is made to either “hedged” or “unhedged.” Provide an explanation here in plain English of the hedging techniques used by the Fund.

RESPONSE: A discussion of the specific hedging techniques has been moved forward in the discussion of primary investment strategies, describing specific strategies for reducing (“hedging”) the Fund’s exposure to general market fluctuations.

16. Clearly disclose the strategies for allocating the Fund’s portfolio between stocks and bonds, including the percentage ranges for stocks and bonds, if any.

RESPONSE: The following disclosure has been added –

The Fund varies its investment exposures to stocks and bonds based on the investment manager’s analysis of equity market valuations, interest rates, and prevailing market conditions. It expects to maintain unhedged exposure to both the equity market and the bond market of at least 5% of net assets at all times, even when valuations and/or market conditions are viewed as unfavorable by the investment manager. During conditions that have historically been strongly favorable for stocks or bonds, the Fund’s exposure to either the stock market or the bond market may be increased to as much as 95% of net assets

17. The last two sentences of the eighth paragraph of this section (relating to 5% and 95% ranges) are not understandable to the typical investor and should be restated in plain English.

RESPONSE: A paragraph has been added earlier in the discussion (see response to comment #16 above) to explain the range of exposures to stocks and bonds.

18. Confirm supplementally that the Fund will not leverage for speculative purposes.

RESPONSE: The Fund will not leverage for speculative purposes.

19. Are investments in exchange-traded funds (“ETFs”) a principal investment strategy? If not, remove references to ETFs from the Risk/Return Summary. If yes, disclose the types of ETFs in which the Fund will invest, since different ETFs have different risk profiles.

RESPONSE: Investing in ETFs is not a principal investment strategy and references to ETFs have been deleted from the Risk/Return Summary.

20. With respect to the Fund’s investments in derivatives, give consideration to the letter from Barry Miller to the Investment Company Institute dated July 30, 2010 and IM Guidance Update 2013-05.

RESPONSE: We have assessed the derivatives-related disclosures and believe that such disclosures adequately describe the purpose that the derivatives are intended to serve, the extent to which derivatives are expected to be used, and how derivatives impact the risk profile of the Fund’s investment portfolio as a whole.

21. The ninth paragraph of this section identifies both purchasing and writing put options as hedging strategies. The Statement of Additional refers only to the writing of put options.

RESPONSE: The Fund will not write put options. The Risk/Return Summary has been revised accordingly.

22. Restate in plain English the last sentence of the ninth and tenth paragraph of this section (stating that the notional value of hedges is not expected to exceed 95% of the value of the Fund’s investment exposure to stocks and bonds, respectively).

RESPONSE: A definition of the notional value of hedges (i.e., the dollar amount of market exposure offset by the use of hedging instruments) has been added to aid in the understanding of this disclosure.

23. The last sentence of the eleventh paragraph of this section is not understandable to the typical investor and should be restated in plain English.

RESPONSE: The sentence in question has been shortened to read: “The aggregate value of the Fund’s unhedged investment exposures to stocks and bonds is not expected to exceed 100% of the Fund’s net assets.”

24. With regard to the same paragraph, explain how the receipt of premiums for written options contributes to the Fund’s investment objective.

RESPONSE: The receipt of premiums is not significant to the Fund’s investment strategies and the reference has been deleted.

25. Clarify in plain English what is meant by “establish hedging positions” in the twelfth paragraph of this section.

RESPONSE: A discussion of the specific hedging techniques has been moved forward, to precede this paragraph in the discussion of primary investment strategies. Specific strategies for reducing (“hedging”) the Fund’s exposure to general market fluctuations are identified.

26. The thirteenth paragraph of this section reflects risk disclosure and should be moved to the section What are the Principal Risks of Investing in the Fund?

RESPONSE: The paragraph in question has been moved to the section What are the Principal Risks of Investing in the Fund?

27. The fifteenth paragraph of this section is not responsive to Item 4 of Form N-1A and should be deleted.

RESPONSE: The paragraph in question has been deleted.

28. Disclose what is meant by “liquid” stocks in the penultimate paragraph of this section.

RESPONSE: The investment manager generally invests in stocks with sufficient tradable market capitalization to allow investment positions to be converted to cash without the expectation of substantial market impact. For purposes of the Prospectus, the reference to “liquid” has been deleted.

29. The Fund is not analogous to fixed-allocation and target-date investment strategies, and the reference to such strategies in the last paragraph of this section may be misleading.

RESPONSE: The reference to such strategies has been deleted.

RISK/RETURN SUMMARY: What are the Principal Risks of Investing in the Fund?

30. Order the principal risks in order of their significance to the Fund. (Refer to the speech given by Dalia Blass to the ICI Securities Law Developments Conference on October 25, 2018, as well as IM Guidance 2014-08.)

RESPONSE: The principal risks have been ordered according to their significance to the Fund, in the judgment of the investment manager.

31. To more effectively communicate the risks of the Fund, consider adding headings to this section.

RESPONSE: We have considered and believe that headings are not necessary in the Risk/Return Summary. However, as the Investment Objective, Strategies and Related Risks section goes beyond principal risks, headers are included there.

32. The second paragraph of this section indicates that “the principal risks of the Fund are the risks generally associated with investing in stocks and fixed-income securities.” Disclose all the specific risks of specific securities.

RESPONSE: This paragraph is meant to be introductory to the subsequent disclosures discussing the specific risks relevant to investments in stocks and fixed-income securities.

33. This section makes reference to: global economies and financial markets, foreign economic and political events, foreign governments and their central banks, actions by foreign governments, etc., even though the Fund does not invest in foreign securities as a principal investment strategy. Delete all disclosures that are not principal risks.

RESPONSE: We have deleted the various references in question that are not principal risks.

34. Delete the seventh paragraph of this paragraph (related to investments in various business sectors) if not a principal risk of the Fund.

RESPONSE: The paragraph in question has been deleted from the Risk/Return Summary.

35. Regarding the risks of hedging discussed in the ninth paragraph of this section, disclose the specific risks relevant to the specific techniques to be utilized.

RESPONSE: The paragraph in question has been revised to read –

To the extent the Fund hedges its investment positions as part of its investment program, its investment performance may deviate significantly from the performance of a passive investment portfolio of stocks and bonds, for substantial portions of a market cycle. When market conditions are unfavorable in the view of the investment manager, the Fund’s investment performance may experience limited correlation with the performance of the general stock and bond markets, possibly for meaningful periods of time, and the Fund may incur a net loss of time-value on purchased options. In addition, the Fund may incur a loss even when its portfolio is hedged if the returns on its positions in stocks and bonds do not exceed the returns of the securities and financial instruments used to hedge.

We believe it is appropriate to provide investors with a risk profile of the Fund’s investments as a whole, rather than providing a list of risks of various derivative strategies. A more detailed discussion of derivatives is included in the Statement of Additional Information.

36. Make a specific reference to “junk bonds” in the twelfth paragraph of this section.

RESPONSE: A reference to “junk bonds” has been added.

37. The thirteenth paragraph of this section (relating to ETF shares) should be expanded to include the risk that the Fund indirectly bears additional expenses related to investments in shares of ETFs because ETFs pay their own investment advisory fees and incur various other expenses.

RESPONSE: This paragraph has been deleted as it has been determined that investing in ETFs is not a principal investment strategy. However, this disclosure has been included in the discussion of ETFs in the section Investment Objective, Strategies and Related Risks and in the Statement of Additional Information.

INVESTMENT OBLECTIVE, STRATEGIES AND RELATED RISKS

38. Much of the disclosure in this section is identical or nearly identical to disclosures in the Risk/Return Summary. Consider revising to delete duplicative disclosures and conform remaining disclosures to any changes made to the Risk/Return Summary.

RESPONSE: Although a number of paragraphs repeat disclosures in the Risk/Return Summary, we believe that the reiteration of the basic investment approach is helpful to support investors’ understanding of the Fund, and to put the additional disclosures in proper perspective.

39. Separate and clearly label principal versus non-principal investment practices and risks.

RESPONSE: Principal and non-principal risks have been separated and identified as such.

40. The specific hedging techniques referenced in the section Derivative Instruments that are principal strategies should be discussed in the Risk/Return Summary.

RESPONSE: The Risk/Return Summary identifies all of the hedging techniques that are principal investment strategies. Specifically, the Fund may increase its exposure to general stock market fluctuations by purchasing stock index futures or call options on stock indices, and may reduce or “hedge” stock market exposure by purchasing put options on stock indices, writing covered call options on stocks which the Fund owns or call options on stock indices, or establishing short futures positions or option combinations (such as simultaneously writing call options and purchasing put options) on stock indices. In addition, the Fund may increase its exposure to general bond market fluctuations by purchasing Treasury bond futures and may reduce or “hedge” its exposure to bonds by effecting short sales of Treasury bond futures.

41. Explain the “other hedging strategies” referred to in the fourth paragraph of the section Derivative Instruments.

RESPONSE: The reference to “other hedging strategies” has been deleted.

42. The last paragraph of the section Derivative Instruments states that all of the options used by the Fund are exchange traded, which is inconsistent with disclosure in the Statement of Additional Information.

RESPONSE: The references to options traded over-the-counter have been deleted in the Statement of Additional Information.

43. In the second sentence of the section Temporary Defensive Investments, insert “temporary” before “defensive position.”

RESPONSE: The requested change has been made.

44. Regarding the section Portfolio Turnover, is short-term trading a principal investment strategy and risk of the Fund? If so, move to the Risk/Return Summary.

RESPONSE: Short-term trading is not a principal investment strategy of the Fund.

FUND MANAGEMENT

45. In accordance with Item 5(b) of Form N-1A, disclose the length of service of the portfolio manager.

RESPONSE: Disclosure has been added to indicate that Dr. Hussman has been the portfolio manager since the Fund’s inception.

HOW THE FUND VALUES ITS SHARES

46. In accordance with Item 11(a)(3) of Form N-1A, identify any holidays when Fund shares will not be priced.

RESPONSE: The following disclosure has been added as the second sentence of the first paragraph —

Currently, the New York Stock Exchange is open for trading on every day except Saturdays, Sundays and the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

47. Identify the person(s) or entity who determines the fair value of securities when market quotations are not readily available or are considered to be unreliable.

RESPONSE: Disclosure has been added to indicate that fair values are determined by the investment manager under procedures adopted by the Board of Trustees.

48. Discuss the effects of fair value pricing.

RESPONSE: The following disclosure has been added —

Valuing portfolio securities at fair value involves reliance on judgment and a security’s fair value may differ depending on the method used for determining value. As a result, the prices of securities used in calculating the Fund’s NAV may differ from quoted or published prices for the same securities.

49. Discuss the manner of valuing derivative instruments.

RESPONSE: The following disclosure has been added —

Pursuant to procedures approved by the Board of Trustees, options traded on a national securities exchange are valued at prices between the closing bid and ask prices determined by the investment manager to most closely reflect market value as of the time of computation of NAV. Futures contracts and options thereon, which are traded on commodities exchanges, are valued at their last sale prices as of the close of regular trading on the New York Stock Exchange, or, if not available, at the mean of their bid and ask prices.

50. Consider defining “received in proper form” in the final paragraph of this section.

RESPONSE: The phrase in question has been revised to “received by the Fund in the manner set forth below (see How to Purchase Shares and How to Redeem Shares).”

HOW TO BUY SHARES

51. In the section Through Your Broker or Financial Institution, consider identifying the time at which orders must be received on order to receive that day’s net asset value (i.e., 4:00 p.m.).

RESPONSE: Disclosure has been added to indicate that a purchase order must be received by the brokerage firm or financial institution prior to the close of regular trading on the New York Stock Exchange (generally 4:00 p.m., Eastern time) in order for it to be effected at the NAV per share calculated on that day.

52. In the section Frequent Purchases and Redemptions of Fund Shares, disclose whether the Fund accommodates frequent purchases and redemptions of Fund shares in accordance with Item 23(e) of Form N-1A.

RESPONSE: Disclosure has been revised to indicate that the Trust does not accommodate frequent purchases and redemptions of shares of the Funds.

53. The second paragraph of the section Frequent Purchases and Redemptions of Fund Shares states that the Trust reserves the right to reject any purchase order or exchange request that it believes to involve excessive trading. Disclose that the Trust does not reject any redemption request.

RESPONSE: This disclosure has been revised to indicate that the Trust “reserves the right to reject any purchase order or exchange request (but not a redemption request) that it believes to involve excessive trading of Fund shares or to be potentially disruptive in nature.

HOW TO EXCHANGE SHARES

54. In the first sentence of the second paragraph of the second paragraph of this section, replace the word “acceptance” with “receipt in proper form.”

RESPONSE: The revision has been made.

55. Consider identifying the time at which orders must be received in order to receive that day’s net asset value (i.e., 4:00 p.m.).

RESPONSE: Disclosure has been added to indicate that exchange requests must be received prior to the close of regular trading on the New York Stock Exchange (generally 4:00 p.m., Eastern time) in order for it to be effected at the NAV per share calculated on that day.

HOW TO REDEEM SHARES

56. Consider identifying the time at which orders must be received in order to receive that day’s net asset value (i.e., 4:00 p.m.).

RESPONSE: Disclosure has been added to indicate that redemption requests must be received prior to the close of regular trading on the New York Stock Exchange (generally 4:00 p.m., Eastern time) in order to be effected at the NAV per share calculated on that day.

57. In the section Redemptions in Kind, consider disclosing whether redemptions in kind will be pro rata slices of the Fund’s portfolio, or individual securities, or a representative basket of securities. (Refer to SEC Release No. IC-32315, page 294.)

RESPONSE: Disclosure has been added to indicate that if the Fund elects to redeem in kind, “it will typically deliver individual readily marketable securities to the redeeming shareholder.”

58. In the section Redemptions in Kind, add disclosure that shareholders may realize taxable capital gains when securities received in kind are converted to cash.

RESPONSE: The disclosure has been added.

STATEMENT OF ADDITIONAL INFORMATION – Fund Objective, Investments, Strategies and Risks

59. Confirm supplementally that all principal investment strategies and related risks disclosed in the Statement of Additional Information are also disclosed in the Risk/Return Summary of the Prospectus.

RESPONSE: All of the Fund’s principal investment strategies and related risks disclosed in the Statement of Additional Information are also disclosed in the Risk/Return Summary of the Prospectus.

60. Corporate Debt Securities — Are investments in corporate debt securities a principal investment strategy of the Fund? Confirm that discussions in the Prospectus and the Statement Information are consistent with Items 4 and 16 of Form N-1A.

RESPONSE: Investing in bonds, which may include corporate debt securities, is a principal investment strategy of the Fund. Discussions in the Prospectus and the Statement of Additional Information are consistent with Items 4 and 16 of Form N-1A.

61. Commercial Paper — Should commercial paper be referred to in the Prospectus as one of the types of cash equivalents utilized by the Fund?

RESPONSE: The investment manager wishes to maintain the flexibility to invest in certain types of cash equivalents, such as commercial paper and repurchase agreements. Therefore, a discussion of these instruments is included in the Statement of Additional Information. However, there is no present intention to invest in these instruments to any significant degree during the coming year.

62. Lending Portfolio Securities — Disclose that there is no present intention to engage in the practice of securities lending.

RESPONSE: The disclosure now indicates that there is no present intention to engage in the practice of securities lending.

STATEMENT OF ADDITIONAL INFORMATION – Additional Purchase and Redemption Information

63. Consider adding to the Prospectus the disclosures in the second paragraph of this section.

RESPONSE: This disclosure has been added to the section How to Redeem Shares in the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION – General Information

64. Does the section Portfolio Holdings Disclosure Policy disclose all persons who receive non-public disclosure of portfolio holdings?

RESPONSE: The section Portfolio Holdings Disclosure Policy discloses all persons who receive non-public disclosure of portfolio holdings.

65. Disclose in the section Portfolio Holdings Disclosure Policy any conditions or restrictions placed on the use of portfolio information by any of the persons who receive such information, including any requirement that such information be kept confidential or prohibitions on trading based on such information.

RESPONSE: We have reviewed Item 16(f) of Form N-1A and believe that the disclosure adequately discloses the conditions and restrictions placed on the use of portfolio information by the persons who receive such information.

Thank you for your comments. They have been helpful, and we believe that the resulting changes will be useful in increasing investors’ understanding of the Fund’s investment strategy and the risks associated with an investment in the Fund. Please contact the undersigned at 850/936-5304 or 513/607-7262 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain

Secretary/Chief Compliance Officer